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JUSTIN P. KLEIN
 Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
      E-Mail: KLEINJ@ballardspahr.com


                                       February 28, 2006


BY OVERNIGHT DELIVERY AND FACSIMILE
-----------------------------------

United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549


Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

       Re:  Harleysville Group Inc.
            Form 10-K for the fiscal year ended December 31, 2004
            File No. 0-14697
            -----------------------------------------------------

Ladies and Gentlemen:

     We are pleased to provide this response letter on behalf of Harleysville Group Inc. ("Registrant"). This letter is a follow-up to the oral comments that the Staff provided to Registrant's representatives in a voicemail dated February 17, 2006, and the response letters dated January 6, 2006, January 20, 2006 ("1/20 Response Letter") and February 10, 2006 ("2/10 Response Letter"), filed by Registrant in response to the Staff's comment letter dated December 21, 2005, regarding the above captioned Form 10-K for the fiscal year ended December 31, 2004, filed by Registrant.

     Consistent with the above-referenced voicemail, Registrant hereby amends and supplements its responses to comment 2 of the Staff's comment letter provided by Registrant in the 1/20 Response Letter and the 2/10 Response Letter and advises the Staff that it will include the following disclosure prospectively, beginning with Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"). For your convenience, the substance of the Staff's oral comments with respect to Registrant's responses to comment 2 has been reproduced below and is followed by Registrant's supplemental response.

United States Securities and
Exchange Commission
February 28, 2006
Page 2


Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and   ,
---------------------------------------------------------------------------
page 21
-------
Critical Accounting Policies, page 22
-------------------------------------

2. The Staff advises that Registrant should clarify its inference that the collateral securing the airline EETCs is in excess of the security value.

Supplemental Response:
---------------------

     Registrant supplementally advises that its inference in its responses to comment 2 in the 1/20 Response Letter and the 2/10 Response Letter with respect to the value of the collateral securing the airline EETCs being in excess of the security value is primarily based on common practice with respect to EETC collateral valuation. The value of the collateral securing the EETCs is directly related to the current supply and demand for aircraft, and, because supply and demand for aircraft is effected by geopolitical events, the EETC market applies a credit buffer to the value of the collateral which is designed to build in a margin for the risk that future geopolitical events could have a severe economic impact on the airline industry in general and EETC issuers specifically.

Registrant acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission"); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (215) 864-8606, if you have any comments or questions.

                                          Sincerely,

                                          /s/ JUSTIN P. KLEIN
                                          -------------------
                                          Justin P. Klein


cc:  Ibolya Ignat, Staff Accountant
     Lisa Vanjoske, Assistant Chief Accountant
     Michael L. Browne, President and Chief Executive Officer
     Robert A. Kauffman, Senior Vice President, Secretary, General Counsel
                         and Chief Governance Officer